Mr. Thomas Flinn	January 19, 2006
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Regarding your communication to KANA Software, Inc. on January 13, 2006

Dear Mr. Flinn:

Reference is made to the letter, dated January 13, 2006, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Kana Software, Inc. (the “Company”) regarding the above-referenced filing.

The Staff’s first comment requests a schedule of our fiscal year end 2004 fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit, together with additional supplemental information, including a clear explanation of the reason for each adjustment, the impact of each adjustment on pre-tax net loss, and an explanation of the timing of each adjustment.

We are working on our response to the information you requested from us. There is a significant amount of work that has to be done to assemble the response.

Our 2004 audit resulted in the Company making close to sixty adjustments and, unfortunately, some finance personnel who worked on the audit are no longer available to assist in creating the response to your request so it will take longer than it would otherwise. Once the information is assembled, our Audit Committee should review it prior to the Company’s sending it to you.

Therefore, we respectfully request an extension of the deadline to respond to your request regarding 2004 closing adjustments to Monday, February 6, 2006 to allow us the time to prepare a complete and accurate package of information and to have it reviewed as appropriate.

With respect to the Staff’s second comment, requesting that the Company provide the Staff with any letter or written communication to and from the former accountants regarding the reportable event to management or the Audit Committee, we have attached, as Exhibit A, a copy of the communication dated August 26, 2005 regarding the material weakness described in our Form 8-K.

Finally, the Staff’s third comment requests that we file an amended Item 4.01 Form 8-K upon Deloitte & Touche’s final resignation date, including updated disclosures and a new Exhibit 16 letter. We hereby confirm that the Company will file an amended Item 4.01 Form 8-K upon Deloitte & Touche LLP’s final resignation date, which will include updated disclosures to reflect the actual date of resignation and a new Exhibit 16 letter.

As requested, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 614-8350, or the Company’s outside counsel, David Michaels at Fenwick & West LLP at (415) 875-2455

Sincerely,

/s/ John Thompson

John Thompson

Chief Financial Officer

Cc: David Michaels

EXHIBIT A

Deloitte	Deloitte & Touche LLP Suite 600 225 West Santa Clara Street San Jose, CA 95113-1728 USA Tel: +1 408 704 4000 Fax: +1 408 704 3083 vww.deloitte.com

August 26, 2005

The Audit Committee

KANA Software, Inc.

181 Constitution Drive

Menlo Park, CA 94025

Dear Members of the Audit Committee:

In planning and performing our audit of the consolidated financial statements of KANA Software, Inc. and subsidiaries (collectively the “Company”) for the year ended December 31, 2004 (on which we have issued our report thereon dated August 26, 2005), we considered its internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements. We were not engaged to perform an audit of internal control over financial reporting and, therefore, we may not have noted all matters that might have been detected had an audit of internal control over financial reporting been performed. However, we noted certain matters involving the Company’s internal control over financial reporting and its operation that we consider to be reportable conditions under the interim standards of the Public Company Accounting Oversight Board (“PCAOB”). Reportable conditions under the PCAOB interim standards involve matters coming to our attention relating to significant deficiencies in the design or operation of the Company’s internal control over financial reporting that, in our judgment, could adversely affect the Company’s ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. The reportable conditions that we noted are summarized below and are more completely described in Exhibit I and Exhibit II.

•	Staffing and general accounting processes

•	Non-compliance with travel and entertainment expense policy

•	Lack of supporting documentation and review of journal entries

•	Lack of fixed assets physical count

•	Insufficient procedures and processes regarding income taxes

Exhibit III contains our observations on other matters related to the Company’s internal control as a result of our audit.

Our consideration of the Company’s internal control over financial reporting would not necessarily disclose all matters in the Company’s internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be

Member of

Deloitte Touche Tohmatsu

material weaknesses. A material weakness under the PCAOB interim standards is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Of the reportable conditions noted above, the following are, in our judgment, material weaknesses:

•	Staffing and general accounting processes

•	Non-compliance with travel and entertainment expense policy

•	Lack of supporting documentation and review of journal entries

PCAOB Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements (“PCAOB Auditing Standard No. 2”), establishes new definitions for a control deficiency, a significant deficiency, and a material weakness.

We have not attempted to classify the internal control deficiencies in this report based on the new definitions established by the PCAOB Auditing Standard No. 2, and one or more of them may represent a significant deficiency or a material weakness based on those definitions, which are included in the Appendix to this report.

This report is intended solely for the information and use of management, the Audit Committee of the Board of Directors, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

/s/ Deloitte & Touche LLP

Exhibit I— MATERIAL WEAKNESSES

STAFFING AND GENERAL ACCOUNTING PROCESSES

During the course of performing our audit of the Company’s consolidated financial statements, we noted numerous instances where account balances or related activity were not adequately supported and documented by subsidiary ledgers or analyses. Further analysis performed by management, which in some cases required substantial effort to research historical records, frequently resulted in adjustments to the consolidated financial statements or the related disclosures and contributed to the Company not being able to complete their consolidated financial statements in a timely manner. We noted the following factors, among others, that appear to have been contributing factors during the period under audit:

•	Insufficient supporting documentation and analyses to support the Company’s consolidated financial statements – numerous instances were noted whereby supporting schedules were not properly or adequately analyzed thus resulting in improperly recorded balances. In some cases, employees responsible for certain analyses did not understand the purpose nor the information contained therein and sufficient reviews by knowledgeable and qualified personnel were not being performed.

•	Accounting and reconciliation of intercompany balances – In connection with our testing of the accumulated translation adjustment, it was noted that the Company had not been designating inter-company transactions as long term or short term. It was further noted that there were no written agreements related to the inter-company transactions and, as such, the Company had difficulty determine what currency the transaction was denominated in. Further the Company has not established a uniform methodology for recording and reconciling inter-company transactions. Presently, each subsidiary records inter-company accounts in different general ledger accounts, some of which are not labeled as inter-company accounts, and periodic reconciliations of inter-company accounts are not performed.

As a result, the Company had not been applying Financial Accounting Standards Board (“FASB”) Statement No. 52, Foreign Currency Translation, (“FAS 52”) appropriately.

•	Consolidation entries – In connection with our testing of the consolidation worksheets, it was noted that the Company had not recorded the liquidation of its subsidiaries appropriately. Liquidated subsidiaries were removed from the consolidation and the appropriate accounting entries were not recorded.

•	Evaluating estimates in accordance with generally accepted accounting principles – In connection with our testing of the accrued royalties, it was noted that there were several errors resulting from the improper calculation of royalties due, or a lack of the required accrual.

•	Insufficient Staffing – Historically, the Company had relied on its VP of Finance to handle, complex and unusual accounting transactions due to the lack of appropriate staffing in the accounting department. Further, the VP of Finance appeared to be the only individual with any substantive experience in the application of accounting principles generally accepted in the United States of America to less routine, complex or unusual transactions. As a result, many of the more complex areas were not subjected to appropriate independent review by knowledgeable individuals and in many cases sufficient documentation was lacking or non-existent. The Company’s former VP of finance resigned in February 2005, followed by the resignation of the Company’s revenue manager, and with their departure a high degree of historical knowledge was lost. Although the Company has attempted to add resources, its VP of Finance of EMEA & APAC is currently acting as the interim Corporate VP of Finance and the Company’s EMEA controller is currently being tasked with addressing the more complex accounting issues. These factors have increased the workload of existing personnel, which increases the likelihood of accounting and reporting errors.

•	Insufficient knowledge and training of corporate accounting department – The corporate accounting department lacks sufficient knowledge regarding accounting principles generally accepted in the United States of America (GAAP).

The corporate accounting personnel do not appear to have been provided with adequate training and guidance to discharge their responsibilities and are not cross-trained to perform additional duties. When there is turnover in the corporate accounting department, other employees are not always knowledgeable of how to perform the duties of the former employee or of how to retrieve such employee’s computer files.

•	Management monitoring – There is a no independent review performed by knowledgeable and experienced accounting personnel of the Company’s routine and non-routine events or transactions. The Company has difficulty identifying unusual items, as such; exceptions are not investigated, resolved, and recorded in the general ledger appropriately.

NON-COMPLIANCE WITH TRAVEL AND ENTERTAINMENT EXPENSE POLICY

During the first quarter of 2005, the Company’s Audit Committee retained external forensic accountants to conduct an inquiry with respect to the internal controls relating to travel and entertainment expenses. The Audit Committee determined that there were material weaknesses in the internal controls relating to travel and entertainment expense reporting because multiple travel and entertainment policies were in place, and because the Company had insufficient processes and procedures to review travel and expense reports for accuracy and compliance with the applicable policy.

LACK OF SUPPORTING DOCUMENTATION AND REVIEW OF JOURNAL ENTRIES

In connection with our testing of journal entries posted during the fiscal year ended December 31, 2004, the following items were noted:

•	There was no independent review of the journal entries, irrespective of the dollar amount or type of journal entry. It was also noted that a consultant posted journal entries which were not reviewed nor approved by an independent person. The lack of an independent review and approval of the journal entries made it difficult for the Company to explain the validity of the journal entries that were selected for testing.

•	There was no support maintained with the journal entries. At times, the support attached to the journal entry was inadequate. Each department was responsible for maintaining journal entry binders. It was brought to our attention that the journal entry binder for the Revenue department was not maintained. The lack of supporting documentation made it difficult for the Company to explain the validity of the journal entries. Further, there were a few instances in which the journal entry descriptions were misleading or inaccurate. This coupled with the lack of supporting documentation, made it difficult for the Company to explain the validity of the journal entry.

•	There was no support or explanation for the elimination entries posted in the Company’s consolidation worksheet. The elimination entries were primarily related to elimination of inter-company transactions and the acquisition of Broadbase Software. The elimination entries related to the acquisition were carried forward from year to year. Due to the turn-over in the accounting department and the lack of supporting documentation, the knowledge was not transferred and the Company had a difficult time explaining the validity of the entries, some of which turned out to be incorrect.

Exhibit II— REPORTABLE CONDITIONS

LACK OF FIXED ASSETS PHYSICAL COUNT

In connection with our testing of fixed assets, it was noted that several fully depreciated assets selected for testing no longer existed; however these assets were still recorded as part of the Company’s fixed assets listing. During the previous years, the Company had undergone numerous restructurings and headcount reductions. Per discussion with Management, during those periods, numerous assets were disposed of but not removed from the fixed asset sub-ledger. The Company was not able to properly maintain the fixed asset sub-ledger due to the fact that the Company does not have a procedure in place to ensure the performance of periodic physical counts of its fixed assets. As a result, during the prior years, the Company estimates it had overstated depreciation expense and the footnote disclosure related to fixed assets was misstated. During the current year, an adjustment to the total cost and total accumulated deprecation of approximately $12 million was necessary in order to write-off assets (with a net book value of zero at January 1, 2004) which were disposed of during previous years.

INSUFFICIENT PROCEDURES AND PROCESSES REGARDING INCOME TAXES

The Company does not have sufficient procedures and processes in place to ensure that income tax obligations and income tax disclosures are properly determined, recorded or disclosed in accordance with FASB Statement No, 109, Accounting for Income Taxes. Examples of such process deficiencies include, among others:

•	The Company places substantial reliance on a third party provider for the preparation of its consolidated tax provision and disclosures. Such third party reliance is not appropriately balanced with a demonstrated understanding of such third party analyses by management.

•	Timely and complete reconciliations of the deferred tax attributes applied to or disclosed in the financial statements to the actual returns as filed has not been performed. In addition, the tax provision or disclosure effects of activities occurring during the year was not being considered or properly tracked.

•	The Company had no standard processes in place for considering the potential need for reserves, under the provisions of FASB Statement No. 5, Accounting for Contingencies, with respect to unasserted tax contingencies caused by uncertain income tax positions taken in its income tax returns filed with the various taxing authorities.

Exhibit III—OBSERVATIONS ON OTHER MATTERS

The following are our observations concerning other accounting, administrative, and operating matters related to the Company’s internal control arising from our audit:

AGED OUTSTANDING CHECKS

During our review of the cash reconciliations for fiscal year 2004, we noted that the Company had outstanding checks totaling $138,105. These checks were issued approximately between January 8, 2001 and June 12, 2003. Approximately, $42,000 pertained to vendors and $96,000 pertained to payroll. The Company reviewed the listing of the outstanding checks and determined an accrual was necessary.

LACK OF DOCUMENTATION RELATING TO STOCK OPTIONS

During our testing of stock options, it was noted that the employee stock folders did not contain signed option grant agreements from the employee.

ACCOUNTING FOR INTEREST INCOME AND UNREALIZED GAINS I LOSSES ON INVESTMENTS.

During our testing of short term investments, it was noted that the Company did not apply FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities, appropriately. The Company recorded unrealized gains/losses as interest income instead of other comprehensive income.

APPENDIX

The definitions of a control deficiency, a significant deficiency, and a material weakness that are established in PCAOB Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements, are as follows:

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis, A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective is not always met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.